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March 17, 2016

FILED VIA EDGAR

Mark Cowan, Senior Counsel

Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Victory Portfolios

File Nos.: 333-209399; and 811-04852

Dear Mr. Cowan:

On behalf of Victory Portfolios (the “Registrant”), we submit this response to the comments from the Staff of the Securities and Exchange Commission (the “Commission”) relating to the Registrant’s Registration Statement on Form N-14 (File No. 333-209399), filed on February 4, 2016 (“Form N-14”).  The Form N-14 included on its cover page a “delay amendment” to delay its effective date until the Registrant files a further amendment concerning effectiveness.

We expect that the Registrant will file with the Commission a pre-effective amendment to Form N-14 on or about March 17, 2016, incorporating the responses to the Staff’s comments described below.  We ask that the Commission accelerate effectiveness of the Form N-14 as soon as possible after the filing of the pre-effective amendment.

Below we identify in bold the Staff’s comment, and note in regular type our response.  Capitalized terms used but not defined in this letter have the meanings assigned to them in the Form N-14.  We have attempted to accurately restate the Staff’s comments, which were provided in correspondence on March 1, 2016.  Page references correspond to the PDF version of the Form N-14.

When a comment specific to any one Fund applies to other Funds, we will conform the disclosures with respect to the other Funds so that the disclosures are consistent, even if we do not identify whether a comment applies in other cases.  In addition, when a comment specific to one section of the document would apply to similar disclosure elsewhere in the document, we will make changes consistently throughout the document, as appropriate.

1)                                     General Comment

Please include the complete fee table (along with other missing disclosure) in a pre-effective amendment.

Response:  The Registrant will revise the Form N-14 in a pre-effective amendment to complete all required items consistent with the Staff’s comment.

2)                                     Accounting Comments

a)                                     Please file an auditor’s consent once the December 31, 2015 audit is complete.

Response:  The Registrant will file an auditor’s consent with the pre-effective amendment.

b)                                     From Tax Q&A: “A portion of the portfolio assets of an Acquired Fund may be sold in connection with its Reorganization. Any such sales will cause such Acquired Fund to incur transaction costs and may result in a taxable distribution of gains to shareholders.”  Provide capital gains estimates in dollars and per share amounts.   Also, disclose the name of the entity paying the reorganization costs and provide an estimated dollar amount of the reorganization costs.

Response: The Registrant confirms that, except for RS Global Natural Resources Fund and RS Technology Fund, no repositioning is expected for any of the Acquired Funds in connection with the Reorganization. The Registrant does not expect that any repositioning of the RS Global Natural Resources Fund or the RS Technology Fund will result in any material amount of capital gains or repositioning costs.  The Registrant will revise the disclosure accordingly.

c)                                      From the Q&A: “Immediately following the Reorganizations and for some period of time, the exchange privilege will be limited to exchanges among the Acquiring Funds and will not be available for exchanges among the broader family of Victory funds.”  What is the time period before shareholders are available to exchange funds?

Response:  Immediately after the reorganization, the Acquiring Funds will have a transfer agent that is different from that of the other mutual funds in the Victory Funds complex (the “Legacy Victory Funds”).  The Acquiring Funds will offer an exchange privilege if and when the Victory Funds Board of Trustees engages a transfer agent that is the same as those of the Legacy Victory Funds.  While Victory Capital Management Inc., the Funds’ investment adviser (“Victory Capital”), likely will recommend that the Board of Trustees appoint a single transfer agent to serve all Funds in the Victory Funds complex within the next 12 months, there can be no assurance that the Board of Trustees will act to appoint a complex-wide transfer agent, and if so, when such appoint would occur. The Registrant has revised the disclosure to clarify that the limitation on exchangeability will continue for so long as there are multiple transfer agents.

d)                                     Fee tables are as of 12/31/15.  Please file a pre-effective amendment once the December 31, 2015 audit is complete. Please note that the fee table should follow the introductory fees and expenses paragraph.  Please also move the investment objectives information after the fee table.

Response:  The Registrant will reflect the audited numbers as of December 31, 2015 in the pre-effective amendment.  The Registrant has considered the request to move certain disclosures after the fee table. However, given that Form N-14 does not prescribe an order for presenting this disclosure and the fact that the introductory disclosure relates to all of the reorganization proposals in the document, we would prefer to maintain the location of those paragraphs before the start of Proposal 1 rather than repeat after each separate fee table.

e)                                      Tax Status of the Reorganizations - Please add disclosure for any Acquired Fund if the fund has significant capital loss carryforwards that may be limited in their use due to the merger.  This disclosure could include the total amount of capital loss carryforwards available as of a recent date and the amount at would be expected to be utilized or loss post-merger.

Response:  The Registrant confirms that the Acquiring Funds are expected to retain any capital loss carryforwards attributable to the Acquired Funds upon the Reorganizations.

f)                                       Capitalization of Acquired Funds and Acquiring Funds: In the next pre-effective amendment, please ensure this table is dated within 30 days of the pre-effective amendment since pro-forma financial statements are not required.  See Item 14(2) of Form N-14.

Response:  The Registrant will disclose capitalization with information dated within 30 days of the pre-effective amendment.

3)                                     Page 6:  Certain questions posed lend themselves to a “yes” or “no” response. Please begin the answer to those questions with a “yes” or “no.”

Response:  The Registrant will add disclosure to address the Staff’s comment.

4)                                     Page 7:  Clarify that after the expiration of the expense limitation agreement, expenses may be higher.  Please also clarify that Victory Capital is permitted to recoup advisory fees waived and expenses reimbursed for up to three years.

Response:  The Registrant will add disclosure to address the Staff’s comment.

5)                                     Page 8:  Please specify the period of time over which the exchange privilege will extend.

Response:  See response to Item 2(c) above.  The Registrant will clarify the disclosure that while it expects that shareholders will be able to exchange their shares for shares of any other Fund in the Victory Funds complex within 12 months, there can be no assurance that the exchange feature will be available within that time frame.

6)                                     Page 9:  Please revise the response the question: “Are there costs or tax consequences of the Reorganizations?” to say: “No.  The direct costs associated with the Reorganizations will be borne by Victory Capital and RS Investments and not by the shareholders of the Acquired Funds,” as stated on p. 93 of Form N-14.  If this is not accurate, please revise the bullet disclosure on p. 93 of Form N-14.

Response:  The Registrant will make the requested change.

7)                                     Page 9:  If it is anticipated that there will be significant repositioning costs associated with any of the reorganizations, please disclose this as well as the fact that such costs are ultimately borne by shareholders (in addition to the taxable gains which would be directly borne by them).  Please also see the accounting comments discussed above.

Response:  Please see the response to Item 2(b) above.

8)                                     Page 9:  Please revise the response to the question: “If approved, when will the Reorganizations happen?” to include that closing is contingent upon consent of clients representing a minimum level of revenue.  Please see the disclosure on page 94 of Form N-14.

Response:  The Registrant will add disclosure to address the Staff’s comment.

9)                                     Page 9:  Please revise the response to the question: “What will happen if a Reorganization is not approved?” to explain what impact failure to get shareholder approval of any or all (or certain number of) Fund Reorganizations has on the closing of the transaction between RS and Victory Capital.

Response:  The Registrant believes that the following disclosure on page 10 addresses this comment, with the addition of the italicized disclosure:

“Approval of one Reorganization is not expressly conditioned upon the approval of any other Reorganization, but closing of each Reorganization is conditioned upon closing of the Transaction by RS Investments and Victory Capital. Since the Transaction is conditioned upon, among other things, obtaining the consent of clients (including the Acquired Funds) representing a minimum level of revenue, even if an Acquired Fund’s shareholders approve a Reorganization, it may not be sufficient to satisfy the revenue condition for the closing of the Transaction if shareholders of enough other Acquired Funds do not approve their Reorganization or if enough private clients of RS Investments do not provide their consent.

If the Transaction between Victory Capital and RS Investments is not closed, none of the Reorganizations will take place and the Acquired Funds will continue to operate with RS Investments as their investment adviser.

If the shareholders of an Acquired Fund have not approved the Reorganization and the parties to the Transaction proceed to close the transaction, then the Acquired Fund’s existing investment advisory agreement with RS Investments will terminate. At that point, the Board of RS Investment Trust may take any further action it deems to be in the best interest of the Acquired Fund and its shareholders, including: (1) approval of an interim advisory agreement with Victory Capital to permit additional time to solicit shareholder approval of the Reorganization; (2) identifying another adviser to serve as the adviser for the Acquired Fund; or (3) liquidating the Acquired Fund.”

10)                              Page 17:  To the extent applicable, please revise the third bullet point to clarify that there may be costs associated with repositioning.

Response:  Please see the response to Item 2(b) above.

11)                              Page 17:  Please specify the period of time over which the exchange privilege will extend.

Response:  The Registrant will add disclosure consistent with the response to Item 2(c) above.

12)                              Page 18:  Please disclose in the Q&A section that additional purchases of Class A shares of the equity Acquiring Funds may be subject to higher sales charges than they would have been under the sales charge schedule applicable to Class A purchases of the corresponding Acquired Funds.  Please also define “equity Acquiring Funds.”

Response: The Registrant will add disclosure to address the Staff’s comment.

13)                              Pages 18 and 21:  Please note recapture should be limited to the lesser of: (1) the expense cap in effect at the time of waiver; and (2) the expense cap in effect at the time of recapture, as supported by clearly established accounting guidance.  See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73

Response:  The Registrant confirms that it intends to apply the guidance of 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73 when and if Victory Capital recoups expenses in the future.  The Registrant will clarify that Victory Capital may recoup waived advisory fees and reimbursed expenses for up to three years after the fiscal year in which the waiver or reimbursement took place, subject to the lesser of any operating expense limits in effect at the time of the original waiver or the expense reimbursement at the at the time of the recoupment of or reimbursement.

14)                              Page 20:  Please move the second bullet on page 20 to under the Fees and Expenses section.

Response: The Registrant will add disclosure to address the Staff’s comment.

15)                              Page 21:  Please clarify that the example only reflects the waiver for Acquired Funds through April 30, 2017 (and Acquiring Funds for two years after the close of the Reorganization).  This comment applies to other funds which have fee waiver or expense reimbursement.

Response: The Registrant will add disclosure to address the Staff’s comment.

16)                              Pages 21, 25, 28, 30, 40, 55, 58, 61, 64 and 78:  In light of the high turnover rate, please consider disclosing frequent trading as a principal strategy and risk of the fund.

Response:  The Registrant will add disclosure to address the Staff’s comment.

17)                              Page 23:  Please consider adding New Fund Risk for Acquiring Funds (since they have not commenced operations).  Please consider this with respect to all applicable Acquiring Funds.

Response:  The Registrant will add Limited History of Operations Risk as a risk for the Acquiring Funds that will be acquiring Acquired Funds that have been in operation for less than one year.  The Registrant does not believe that it is appropriate to add Limited History of Operations Risk as a risk for all of the Acquiring Funds since those Funds are being formed to continue the operations of the remaining Acquired Funds, which have been in continuous operation for more than 10 years.

18)                              Page 95:  Please clarify what “requisite vote” means.

Response:  The Registrant will add disclosure to address the Staff’s comment.

19)                              Page 97:  Please specify the date of the meeting of the Board in January 2016.

Response: The Registrant will add disclosure to address the Staff’s comment.

20)                              Page 97:  Please confirm supplementally that the disclosure reflects any Board considerations that were not in favor of the reorganizations.

Response:  The Registrant confirms that the disclosure reflects the material considerations of the Board of RS Investment Trust and that there were no additional material considerations that were not in favor of the reorganizations.

21)                              Page 97:  Please clarify the “various potential benefits of each Reorganization to the shareholders of the corresponding Acquired Fund.”

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

22)                              Page 97:  With respect to the RS Investors Fund, RS Technology Fund, RS Investment Quality Bond Fund and RS Low Duration Bond Fund, please disclose the specific considerations for each of these reorganizations.

Response:  The Registrant will add disclosure to address the Staff’s comment but notes that, for the considerations with respect to the change in investment management teams for RS Technology Fund, RS Investment Quality Bond Fund and RS Low Duration Bond Fund, the specific RS Investment Trust Board considerations with respect to those changes are already included in the discussion of the Board’s considerations.

23)                              Page 98:  Please consider the requirements of Item 20 of Schedule 14A, which requires the same disclosure of board considerations as required by Item 22 (c) for other proposals.

Response:  The Registrant has considered the requirements of Item 20 of Schedule 14A and believes that the Board of RS Investment Trust’s considerations and conclusions with respect to the Reorganizations and its recommendation are adequately disclosed in light of the applicable requirements.

24)                              Page 187:  Under Senior Securities, please provide a description of the permissions allowed under the Investment Company Act of 1940, as amended.

Response:  The Registrant will include disclosure that generally describes examples of permissible transactions that may not involve the issuance of senior securities.

25)                              Page 289:  Please provide the information required by Item 15.  Please note that if the filing is to be accelerated, please provide an undertaking as required by Rule 484.

Response: The Registrant will add disclosure to address the Staff’s comment.

26)                              Page 291:  Please provide each new power of attorney specific to the Form N-14.

Response: The Registrant will file new powers of attorney specific to Form N-14 with the pre-effective amendment.

27)                              Page 291:  Please note that the Form N-14 must be signed by the Chief Accounting Officer and Chief Financial Officer, unless the Treasurer serves in these roles.  See Section 6(a) under the Securities Act of 1933, as amended.

Response:  The Registrant will indicate that the Treasurer also serves as its Principal Accounting Officer and Principal Financial Officer.

*          *          *

The Registrant acknowledges that:

(1)                                 It is responsible for the adequacy and accuracy of the disclosure in its Registration Statement;

(2)                                 Staff comments or changes to disclosure in response to Staff comments in its Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

(3)                                 It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States.

Should you have any additional questions concerning the filing, please call me at (212) 468-8053.

Very truly yours,

Jay G. Baris

cc:                                Leigh A. Wilson, Chairman

Christopher K. Dyer, Victory Capital Management Inc.

Erin G. Wagner, Victory Capital Management Inc.

Michael D. Policarpo, II, Victory Capital Management Inc.

Scott Stahorsky, Victory Capital Management Inc.

Edward J. Veilleux, Chief Compliance Officer

Nathan J. Greene, Shearman & Sterling LLP

S. Elliott Cohan, Morrison & Foerster LLP

Matthew J. Kutner, Morrison & Foerster LLP